Make additive work for you Q3 2026 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR November 12 | 2026

Make additive work for you Live Webcast and Replay CONFERENCE CALL AND WEBCAST LINK US Toll-Free Dial-In 1-877-407-0619 International Dial-In +1-412-902-1012

Make additive work for you Forward-Looking Statements The statements in this slide presentation regarding Stratasys' strategy and its projected future financial performance, including the financial guidance concerning its expected results for 2026, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including global trends involving inflation, interest rates, economic activity, currency exchange rates, and increased energy costs, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of any renewed military conflict between the United States and Israel, on the one hand, and Iran and/or its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthis, on the other hand; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2026 (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which have been or will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Cautionary Note Regarding Forward-Looking Statements

Make additive work for you Use of Non-GAAP Financial Information The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share- based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a reporting period, which may not provide a comparable view of our performance relative to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables later in this slide presentation. We have not included herein, however, a reconciliation of our non-GAAP guidance for 2026 to the most directly comparable GAAP guidance. Please see our earnings release being published today for that reconciliation (other than for our guidance for non- GAAP gross margin, non-GAAP operating expenses, and non-GAAP operating margins, as we are unable to obtain the information needed to provide either the equivalent GAAP figures (projected GAAP gross margin, projected GAAP operating expenses and projected GAAP operating margins) or the related reconciliation without unreasonable effort or with reasonable certainty from a quantitative perspective). Use of Non-GAAP Financial Measures

Make additive work for you Third quarter results reflect successful ongoing shift from rapid prototyping to manufacturing, as reflected in the 4.1% YoY growth Aerospace & Defense grew over 35% YoY Growth in Automotive, Dental and Stratasys Direct Generated positive operating cash flow Key benefits of onshoring/supply chain, speed, cost Shift to production driving recurring revenue Dr. Yoav Zeif CEO

Make additive work for you AEROSPACE & DEFENSE 35%+ YoY Revenue Growth Momentum Continuing • Two significant defense orders to continue scaling programs • Strong follow-on orders for embedded flight-grade production • Continued healthy demand across FDM portfolio in general Broad-Based Growth Across A&D Sub-Verticals • Drones, space, munitions, eVTOL/advanced air mobility • SAF replacing traditional supply chains for just-in-time bridge production Megatrends Translate into Durable, Structural Demand • High requirement programs result in larger orders with extended sales cycle and more time variability • Parts qualified on our platform are long-term given replacement complexity/cost • Mission-critical performance and accelerating supply chain resiliency mandates • Consistent growth, high engagement and demand • Significant opportunity to expand with both legacy users and startups • Welcome David Chinn, new BOD member with deep A&D experience

AUTOMOTIVE – GM Scales Production Efficiency with Stratasys

Challenge

Improve legacy tooling and production with measurable results

Solution

AM Center of Excellence - dozens of SSYS industrial 3D printers across multiple plants enabling on-demand, localized production

Impact for GM

- $10M annual savings from localized AM production
- 4× faster tooling response time improving plant efficiency
- Benefits of significant lightweighting improving worker safety
- Increased flexibility & adaptability through scalable distributed manufacturing
- 2026 – Over 5K factory floor applications





Example: GM's 3D-printed catalytic converter lift assist delivers 91% lower cost and 66% shorter lead time

- GM consistently a top printer utilization customer in production - a reflection of the high quality of our materials which translates into recurring revenue
- Symbiotic "multi-win" relationship includes the consumer that gets a better produced vehicle

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Make additive work for you AUTOMOTIVE New F870 FDM System FAW Follow-on Purchases F870 Launch Factory-floor tooling, fixtures and end-use parts Longest heated build chamber in its class Toyota and Rivian among the first adopters FAW Group Agreement Leading Chinese OEM expanding to 25 Stratasys printers in 2026 Reflects high quality of systems and recurring nature of scaling after initial deployment Trend: Manufacturers are moving additive from prototyping to factory floor

Make additive work for you Robust Demand from Defense Sector Top customers driven by drone parts Synergies with Stratasys OEM business Helping customers move from application development -> qualification -> scaled production Strong Backlog for Expanding Applications Backlog higher than ever Shift from simple to complex parts Trusted one-stop-solution Planned large-scale AI automation US Onshoring addresses A&D capacity shortages Proves production capabilities for high requirement customers and then deliver manufacturing at scale at their facilities STRATASYS DIRECT – 9% Growth Driven by Aerospace and Defense

DENTAL – Approval in India / DDS Collaboration


DDS Lab

India Approves TrueDent as Medical Device

- ~7M dentures produced in India each year
- Stratasys dentures significantly lower price
- Speed can remediate current 1-yr wait times

DDS Launches Direct-to-Finish Partial Dentures

- Powered by TrueDent and a metal 3DP
- Digital, predictable, less processing = faster

Exciting potential in coming years to be major growth driver

Key partners Glidewell and Affordable Dentures

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Make additive work for you COMMUNITY – Limbitless Expansion for Child Prosthetics University-based nonprofit uses Stratasys technology to bring 3D-printed prosthetic limbs to children Expanded partnership broadens reach with renewed focus on sustainability and education Same production-grade AM capabilities driving industry are improving human lives

Make additive work for you Third Quarter Results Reflect: Continued execution on our MFG-focused strategy Industrial focus areas A&D and Auto performed well A&D grew over 35% YoY, ~25% sequentially Eitan Zamir CFO

Make additive work for you Quarterly Trend 94.1 97.6 88.8 92.7 97.1 42.9 42.4 43.9 44.9 45.5 137.0 140.0 132.7 137.6 142.6 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Product Service Q3 2026 Revenue Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Revenues – Q3’26 Revenue Y/Y Product - $97.1M 3.2% ▪ Systems - $35.9M 11.8% ▪ Consumables - $61.2M -1.3% Services - $45.5M 6.1% ▪ Customer Support - $30.5M 4.3%

Make additive work for you GAAP Non-GAAP 45.3% 46.3% 46.3% 47.2% 47.8% 52.4% 50.2% 53.8% 54.8% 55.2% 29.7% 37.4% 31.0% 31.4% 32.1% Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 Services Gross MarginProducts Gross Margin Total Gross Margin Note: All percentages rounded. 47.0% 37.7% 47.5% 48.2% 49.7% 27.6% 34.5% 30.1% 30.1% 30.8% 41.0% 36.8% 41.7% 42.3% 43.7% Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 Q3 2026 Gross Margins

Make additive work for you GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 78.8 73.3 51.4% Q3'25 Q3'26 57.5% 62.0 65.5 Q3'25 Q3'26 45.9%45.3% Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Q3 2026 Operating Expenses

Make additive work for you GAAP Operating Loss (22.7) Q3’25 (11.0) Q3’26 GAAP Net Loss EPS diluted ($0.65) in Q3’25 vs ($0.12) in Q3’26 (55.6) Q3’25 (10.2) Q3’26 Non-GAAP Operating Income 0.1% in Q3’25 vs 1.9% in Q3’26 out of total revenue 0.1 Q3’25 2.7 Q3’26 Non-GAAP Net Income EPS diluted $0.02 in Q3’25 vs $0.04 in Q3’26 1.5 Q3’25 3.5 Q3’26 Adjusted EBITDA 3.6% in Q3’25 vs 5.6% in Q3’26 out of total revenue 5.0 Q3’25 8.0 Q3’26 Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. Q3 2026 Operating, Net and EBITDA

Make additive work for you Balance Sheet ItemsCash Flow from Operating Activities Strong Balance Sheet – $210.7M Cash, Equivalents and No Debt 17 Note: $ in millions unless noted otherwise. All numbers and percentages rounded. 6.9 3.5 Q3-25 Q3-26 Q3-25 Q4-25 Q3-26 Cash and Cash Equivalents and Short-term deposits 255.0 244.5 210.7 Accounts Receivable 151.3 160.5 169.1 Inventories 159.3 145.2 142.9 Net Working Capital 438.4 418.9 395.9

Make additive work for you Revenues Non-GAAP Operating Expenses Non-GAAP Operating Margins Adjusted Net Income Adjusted EPS diluted GAAP Net loss ($77M) - ($64M) GAAP EPS ($0.88) - ($0.73) CAPEX Adjusted EBITDA 4.0% - 4.5% of Revenue $556M – $561M 46.6% – 46.7% $256M – $257M $15M – $20M$24M – $26M0.6% – 0.9% Positive Operating Cash Flow for H2 2026 2026 Updated Full-Year Outlook $9M – $11M $0.10 – $0.12 Non-GAAP Gross Margins

Make additive work for you Dr. Yoav Zeif Summary Solid results and growth demonstrate progress of MFG-focused strategy Ongoing A&D momentum + flagship customer proof points reinforce structural demand Larger orders impact timing variability Q3 showed what production focused strategy can deliver Remain focused on strategy and confident in long- term path

THANK YOU

Make additive work for you Appendix – Comparison of Q3 2026 to Q3 2025 Key Metrics Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. GAAP Non-GAAP Q3-25 Q3-26 Change Y/Y Q3-25 Q3-26 Change Y/Y Total Revenue 137.0 142.6 4.1% 137.0 142.6 4.1% Gross Profit 56.1 62.3 6.2 62.1 68.2 6.1 % Margin 41.0% 43.7% 2.7% 45.3% 47.8% 2.5% Operating Income (Loss) (22.7) (11.0) 11.7 0.1 2.7 2.6 % Margin -16.6% -7.7% 8.9% 0.1% 1.9% 1.8% Net Income (Loss) (55.6) (10.2) 45.4 1.5 3.5 2.0 % Margin -40.6% -7.2% 33.4% 1.1% 2.5% 1.4% Diluted EPS (0.65) (0.12) 0.53 0.02 0.04 0.02 Diluted Shares 85.2 87.7 2.5 86.0 88.1 2.1

Appendix – Reconciliation of GAAP to Non-GAAP Results of Operations

	Three Months Ended September 30, 2026			Three Months Ended September 30, 2025		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$ 62,326	$ 5,908	$ 68,234	$ 56,092	$ 5,971	$ 62,063
Operating income (loss) (1,2)	(11,012)	13,716	2,704	(22,704)	22,781	77
Net income (loss) (1,2,3)	(10,210)	13,683	3,473	(55,634)	57,109	1,475
Net income (loss) per diluted share (4)	$ (0.12)	$ 0.16	$ 0.04	$ (0.65)	$ 0.67	$ 0.02
(1) Acquired intangible assets amortization expenses		4,521			4,526	
Non-cash share-based compensation expenses		743			819	
Restructuring and other expenses		644			626	
		5,908			**5,971**	
(2) Acquired intangible assets amortization expenses		1,173			1,068	
Non-cash share-based compensation expenses		4,990			4,816	
Restructuring and other related costs		1,424			2,639	
Revaluation of investment		-			2,208	
Contingent consideration		151			-	
Legal and other expenses		70			6,079	
		7,808			**16,810**	
		13,716			**22,781**	
(3) Corresponding tax effect		156			191	
Equity method related expenses and impairment		-			34,337	
Finance expenses (income)		(189)			(200)	
		$ 13,683			**$ 57,109**	
(4) Weighted average number of ordinary shares outstanding- Diluted	87,732		88,135	85,151		86,000

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded.

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Make additive work for you Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Three Months Ended September 30, 2026 2025 Net loss $ (10,210) $ (55,634) Financial income, net (1,120) (2,656) Income tax expenses 318 524 Share in losses of associated companies and impairment - 35,062 Depreciation expenses 5,443 5,085 Amortization expenses 5,701 5,602 Non-cash share-based compensation expenses 5,733 5,635 Revaluation of investment - 2,208 Contingent consideration 151 - Legal and other expenses 438 6,466 Restructuring and other related costs 1,594 2,752 Adjusted EBITDA $ 8,048 $ 5,044 Appendix – Reconciliation of GAAP Net Loss to Adjusted EBITDA